FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        January, 2005

Commission File Number:      0-30456

CHARTWELL TECHNOLOGY INC.
(Translation of registrant’s name into English)

Suite 400, 750 – 11th Street SW Calgary, Alberta Canada T2P 3N7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

February 2, 2005	signed "Don Gleason" Don Gleason, CFO

EXHIBIT INDEX

1	Press Release dated January 10, 2005

2	Press Release January 24, 2005

3	Consolidated Financial Statements of Chartwell Technology Inc. for the years ended October 31, 2004, 2003 and 2002

2

PRESS RELEASE

Chartwell Technology Inc.	TSX: CWH

CHARTWELL ANNOUNCES FISCAL YEAR 2004 FOURTH QUARTER AND
YEAR END RESULTS
— Annual Revenue Growth of 66%, Net Income of $4.0M, EPS of $0.24 —

Calgary, Canada, January 10, 2005, Chartwell Technology Inc. (TSX:CWH), a leading provider of gaming software systems to the online and remote gaming industry, is pleased to announce audited financial results for the fourth quarter and year ended October 31, 2004.

Highlights of the year included:

•	Revenue of $12.2M compared to $7.3M in 2003;
•	Operating income of $3.6M and net income of $4.0M compared to operating income of $1.1M and net income of $1.7M in 2003;
•	Earnings per diluted share of $0.24 compared to $0.12 in 2003;
•	Recurring software license fees $11.3M compared to $6.3M in 2003;
•	Cash flow from operations of $4.2M compared to $1.4M in 2003;
•	Remained debt-free with working capital of $10.5M compared to $6.5M in 2003;
•	Two consecutive years of profitability.

Highlights of the fourth quarter included:

•	Revenue of $3.5M compared to $2.1M in the comparative quarter of 2003;
•	Operating income of $831K and net income of $1.5 million compared to operating income of $744K and net income of $1.4 million in the comparative quarter of 2003;
•	Earnings per diluted share of $0.08 compared to $0.06 in the comparative quarter of 2003(prior to restatement) and $0.10 following restatement;
•	Recurring software license fees of $3.2 million compared to $1.8 million in the comparative quarter of 2003;
•	Cash flow from operations of $1.8M compared to $919K in the comparative quarter of 2003;
•	Eighth consecutive quarter of profitability.

“We are very pleased with our fourth quarter and fiscal year 2004 results”, states Don Gleason, CFO. “We ended the year with significant revenue growth, increased our profitability by 139%, doubled our earnings per share and generated in excess of $4.0M in cash flow from operations. Our investment in product development, sales, marketing and business development gives us confidence in our ability to drive continued growth in the expanding market for our products. We are extremely proud of the hard work and accomplishments of the entire Chartwell team and we look forward to 2005 and carrying this momentum throughout the year.”

Twelve Months Ended October 31, 2004
Compared to the same twelve-month period of 2003, total revenue increased 66%, net income increased 139% and earnings per diluted share increased 100%.

Total revenue increased to $12.2 million compared to $7.3M in fiscal 2003. Recurring software license fees increased 79% to $11.3 compared to $6.3 million in fiscal 2003. Recurring revenue represented 92% of total revenue in fiscal 2004 compared to 86% in fiscal 2003.

Total operating expenses, including foreign exchange, increased 37% to $8.6 million compared to $6.3 million in fiscal 2003. As a percentage of total revenue, operating expenses have decreased to 70% from 86% in fiscal 2003. Compared to the same twelve-month period of 2003, software development and support expenses increased 34% to $4.4 million compared to $3.2 million; sales, general and administrative expenses increased 80% to $3.5 million compared to $1.9 million and foreign exchange losses decreased 71% to $233K from $795K. In fiscal 2004, the Company opened a sales office in the United Kingdom, moved to a larger facility in Calgary to accommodate additional personnel and upgraded its listing to the TSX Exchange from the TSX Venture Exchange. All of these factors contributed to the increase in expenses as noted above.

Income from operations increased 243% to $3.6 million compared to $1.1 million in fiscal 2003.

Net income after tax increased 139% to $4.0 million compared to $1.7 million in fiscal 2003. Basic and diluted earnings per share increased to $0.28 and $0.24 compared to $0.12 and $0.12 in fiscal 2003.

Three Months Ended October 31, 2004
Compared to the same period of 2003, total revenue increased 65%, net income increased 6% and earnings per diluted share decreased 20%. The decrease in diluted EPS is attributable to the significant increase in the weighted average share count resulting from the addition of in the money options.

Total revenue increased to $3.5 million compared to $2.1 million in the comparative period of 2003. Recurring software license fees increased 75% to $3.2 million compared to $1.8 million.

Total operating expenses, including foreign exchange, increased 94% to $2.7 million compared to $1.4 million in the comparative period of 2003. Overall, operating expenses as a percentage of total revenue increased to 76% from 65% in the comparative period of 2003. Compared to the same period in 2003, software development and support expenses increased 206% to $1.2 million compared to $405K; sales, general and administrative expenses increased 45% to $960K compared to $661K and foreign exchange losses increased 17% to $247K compared to $211K. The percentage increase in total expenses in the comparative quarters is primarily due to $103K of stock based compensation expense recorded in the current quarter and the deferral of $531K of software development expense recorded in the fourth quarter of fiscal 2003. Without the stock based compensation expense in the 4th quarter 2004 and software development deferral expense in the 4th quarter 2003, the increase in operating expenses would have been limited to 34%.

Income from operations increased 12% to $831K compared to $744K in the comparative period of 2003.

Net income after tax increased 6% to $1.5 million compared to $1.4 million in the same period of 2003. Net income is net of the future tax recovery of $631K in fiscal 2004 compared to $630K in the comparative period of 2003. Basic and diluted earnings per share were $0.10 and $0.08 compared to $0.10 and $0.10 in the comparative quarter of 2003. The decrease in diluted earning per share is solely attributable to the increase in the number of shares resulting from options that are in the money.

The fourth quarter of 2004 represents Chartwell’s eighth consecutive quarter of profitability.

Balance Sheet
Chartwell continues to maintain a solid financial base from which to execute its growth strategy. In fiscal 2004, the Company realized $4.2 million in cash flow from operations compared to $1.4 million in fiscal 2003. Cash at October 31, 2004, including short term investments, increased to $9.3 million from $5.2 million and working capital increased to $10.5 million compared to $6.5 million at October 31, 2003. The Company’s balance sheet has been further strengthened by its recent private placement of $11.0 million completed in the first quarter of fiscal 2005.

Audited Consolidated Financial Statements

Audited 2004 consolidated financial statements may be accessed through www.sedar.com or on the Chartwell website at www.chartwelltechnology.com. In addition, copies of the filed statements will be available upon request by contacting Chartwell Investor Relations by e-mail at investor@chartwelltechnology.com. The audited 2004 consolidated statements will also be published in the Company’s 2004 Annual Report that will be mailed to shareholders along with meeting materials for the 2005 Annual General Meeting.

Forward Looking Statements

This news release and the documents referred to herein may contain forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. Such statements reflect the Company’s current views with respect to future events and are subject to risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made including, but not limited to, certain delays in testing and evaluation of products, regulation of the online gaming industry, and other factors and risks detailed from time to time in filings made by the Company with Canadian and U.S. Securities Regulators. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated or expected. The Company does not intend and does not assume any obligation to update these forward-looking statements. We do not assume any responsibility for the accuracy or completeness of these forward-looking statements.

About Chartwell

Chartwell Technology Inc. specializes in the development of gaming applications and entertainment content for the Internet and wireless platforms and other remote access devices. Chartwell’s JAVA and Flash based software products and games are designed for deployment in gaming, entertainment, advertising and promotional applications. Chartwell does not participate in the online gaming business of its clients. Chartwell’s team of highly trained professionals is committed to delivering the highest quality software and maintaining its leading edge through continuous development and unparalleled customer support.

Chartwell invites you to preview and play our games at www.chartwelltechnology.com

For further information, please contact Chartwell Technology Inc.

Don Gleason, CFO (877) 261-6619 (403) 261-6619 dgleason@chartwelltechnology.com	David Bajwa, Investor Relations (877) 669-4180 (604) 669-4180 info@chartwelltechnology.com

The TSX does not accept responsibility for the adequacy or accuracy of this release.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained herein which are not historical fact are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to, certain delays in testing and evaluation of products, regulation of the online gaming industry, and other risks detailed from time to time in Chartwell’s filings with the Securities & Exchange Commission. We assume no responsibility for the accuracy and completeness of these statements and are under no duty to update any of the forward-looking statements contained herein to conform these statements to actual results. This is not an offer to sell or a solicitation of an offer to purchase any securities.

CHARTWELL TECHNOLOGY INC.
Consolidated Balance Sheets

As at October 31
(stated in Canadian dollars)

	2004	2003

Assets
Current assets:
Cash	$5,995,863	$3,465,120
Short term investments	3,318,286	1,712,890
Accounts receivable	1,916,309	1,991,725
Deferred set-up expense	58,585	47,452
Prepaid expenses and deposits	230,632	148,699
Notes receivable	117,873	--
Future income tax asset	115,000	110,000

Total current assets	11,752,548	7,475,886

Due from related parties	178,961	190,512
Property and equipment	431,824	338,969
Goodwill	811,666	--
Deferred software development costs	607,900	530,948
Deferred set-up expense	68,186	162,390
Notes receivable	180,573	--
Future income tax asset	929,964	520,000

	$14,961,622	$9,218,705

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$708,900	$217,012
Current portion of obligations under capital lease	15,640	5,956
Deferred revenue	478,952	707,433

Total Current liabilities	1,203,492	930,401

Deferred revenue	615,748	980,502
Obligations under capital lease	20,793	3,031

Shareholders' equity:
Share capital	16,502,188	14,809,723
Contributed surplus	102,572	--
Deficit	(3,483,171)	(7,504,952)
Total Shareholders equity	13,121,589	7,304,771

	$14,961,622	$9,218,705

CHARTWELL TECHNOLOGY INC.
Audited Consolidated Statements of Operations and Deficit

Years ended October 31
(stated in Canadian dollars)

	2004	2003	2004

Revenue:
Software license fees	$11,268,494	$6,300,335	$2,646,766
Software set-up fees	798,343	919,892	896,560
Interest and other	134,640	109,411	302,031

	12,201,477	7,329,638	3,845,357

Expenses
Software development and support	4,417,981	3,288,164	2,648,223
Sales, general and administrative	3,498,607	1,947,372	2,385,652
Amortization of deferred software
development costs	98,048	110,068	110,076
Stock-based compensation	102,572	--	--
Depreciation and amortization	244,251	137,310	108,008
Foreign currency loss (gain)	233,201	795,186	(85,795)

	8,594,660	6,278,100	5,166,164

Net income (loss) before income taxes	3,606,817	1,051,538	(1,320,807)

Income taxes:
Future income tax recovery	(414,964)	(630,000)	--

Net income (loss)	4,021,781	1,681,538	(1,320,807)

Deficit, beginning of year	(7,504,952)	(9,186,490)	(7,865,683)

Deficit, end of year	$(3,483,171)	$(7,504,952)	$(9,186,490)

Net income (loss) per share:
Basic	$0.28	$0.12	$(0.10)
Diluted	0.24	0.12	(0.10)

CHARTWELL TECHNOLOGY INC.
Consolidated Statements of Cash Flows

Years ended October 31
(stated in Canadian dollars)

	2004	2003	2002

Cash provided by (used in):

Operations:
Net income (loss)	$4,021,781	$1,681,538	$(1,320,807)
Depreciation and amortization	244,251	137,310	108,008
Unrealized foreign exchange losses	268,327	550,234	--
Amortization of deferred software
development costs	98,048	110,068	110,076
Stock-based compensation	102,572	--	--
Interest income capitalized	(11,413)	(27,947)	(11,570)
Issue of shares as finders fee	--	25,000	--
Future income tax recovery	(414,964)	(630,000)	--
Write-down of long-term securities	--	--	42,882
Gain on disposal of Property and Equipment	(9,213)	--	24,258
Contracts acquired on acquisition	25,000	--	--

	4,324,389	1,846,203	(1,047,153)

Change in non-cash working capital:
Accounts receivable	(34,819)	(863,086)	(79,598)
Due from related parties	20,000	--	--
Deferred set-up expense	83,071	107,441	(94,741)
Prepaid expenses	(100,904)	(69,552)	720
Accounts payable and accrued liabilities	491,888	47,858	109,257
Deferred revenue	(593,235)	366,813	(107,363)

	(133,999)	(410,526)	(171,725)

	4,190,390	1,435,677	(1,218,878)

Financing:
Issue of shares for cash	855,799	152,500	121,088
Repayment of lease obligations	27,446	(6,841)	(10,286)

	883,245	145,659	110,802

Investing:
Sale (purchase) of short term investments	(1,605,396)	1,468,604	168,513
Purchase of property and equipment	(604,404)	(207,905)	(97,248)
Deferred software development costs	(175,000)	(530,948)	--

	(2,384,800)	729,751	71,265
Effect of foreign exchange rate changes on cash	(158,092)	(550,234)	--

Increase (decrease) in cash	2,530,743	1,760,853	(1,036,811)
Cash, beginning of year	3,465,120	1,704,267	2,741,078

Cash, end of year	$5,995,863	$3,465,120	$1,704,267

Supplemental cash flow information:
Cash interest received	$123,228	$101,464	$290,462
Cash interest paid	(2,048)	(1,955)	(2,201)

CHARTWELL TECHNOLOGY INC.
Consolidated Statements of Operations and Deficit

Three months ended October 31
(stated in Canadian dollars)
(Unaudited)

	2004	2003

Revenue:
Software license fees	$3,237,277	$1,847,097
Software set-up fees	208,732	246,297
Interest and other	44,407	22,553

	3,490,416	2,115,947

Expenses
Software development and support	1,238,094	404,720
Sales, general and administrative	959,818	660,965
Amortization of deferred software
development costs	58,829	27,517
Stock-based compensation	102,572	-
Depreciation and amortization	52,794	67,511
Foreign currency loss (gain)	247,490	211,267

	2,659,597	1,371,980

Net income (loss) before income taxes	830,819	743,967

Income taxes:
Future income tax recovery (note 7)	(630,749)	(630,000)

Net income (loss)	1,461,568	1,373,967
Deficit, beginning of year	(4,944,739)	(8,878,919)

Deficit, end of year	$(3,483,171)	$(7,504,952)

Net income (loss) per share:
Basic	$0.10	$0.10
Diluted	0.08	0.10

CHARTWELL TECHNOLOGY INC.
Consolidated Statements of Cash Flows

Three months ended October 31
(stated in Canadian dollars)
(Unaudited)

	2004	2003

Cash provided by (used in):

Operations:
Net income (loss)	$1,461,568	$1,373,967
Depreciation and amortization	52,794	67,511
Unrealized foreign exchange losses	282,616	151,614
Amortization of deferred software
development costs	58,829	27,517
Stock-based compensation	102,572	–
Interest income capitalized	(5,145)	(22,052)
Issue of shares as finders fee	–	25,000
Future income tax recovery	(630,749)	(630,000)
Write-down of long-term securities	–	–
Gain on disposal of Property and Equipment	(9,213)	–
Contracts acquired on acquisition25,000	–	–

	1,313,272	993,557

Change in non-cash working capital:
Accounts receivable	151,814	(2,161)
Due from related parties-	–	–
Deferred set-up expense	17,438	(34,609)
Prepaid expenses	(42,350)	(35,355)
Accounts payable and accrued liabilities	553,133	1,964
Deferred revenue	(233,256)	(4,605)

	446,779	(74,766)

	1,760,051	918,791

Financing:
Issue of shares for cash	129,374	127,500
Repayment of lease obligations	(3,779)	(1,822)

	125,595	125,678

Investing:
Sale (purchase) of short term investments	(38,705)	(7,604)
Purchase of property and equipment	(18,332)	(14,700)
Deferred software development costs	--	(530,948)

	(57,037)	(553,252)

Effect of foreign exchange rate changes on cash	(172,381)	(151,614)

Increase (decrease) in cash	1,656,228	389,603
Cash, beginning of period	4,339,635	3,125,517

Cash, end of year	$5,995,863	$3,465,120

Supplemental cash flow information:
Cash interest received	$39,264	$20,502
Cash interest paid	538	(377)

C h a r t w e l l  T e c h n o l o g y   I n c .

Chartwell’s Latest Software Offering Provides Exciting New Games, New Features and Added Functionality

Calgary, Canada, January 24, 2005, Chartwell Technology Inc. (TSX:CWH), a leading provider of gaming software systems to the online and remote gaming industry, announces the launch of its latest software, Version 6.3.

Chartwell’s Version 6.3 incorporates a variety of new games and back office functionality needed to complement the continued growth of Chartwell’s customers, which include some of Europe’s most successful gaming companies. The new software provides a greatly expanded back office management system (CyberBoss) that offers new bonus structure capabilities, enhanced security and auditing functionality and marketing features. New look and feel, bonus levels and progressive features have been added to popular games and the addition of Common Wallet functionality allows players to access funds in different environments such as poker, bingo and casino, without having to manually transfer funds between accounts.

“From our client’s perspective, Version 6.3 offers the most flexible platform to grow their businesses through significant enhancements to Cyberboss – our back office toolset,” said Lee Richardson, Chief Executive of Chartwell Games Corp. “And our latest offering, which includes a variety of new 3 and 5 reel slots, with multi-level bonus and progressive play, plus hi/lo-based soft games, lottery-style games and new language support throughout, responds to our client’s demands for fresh, highly-appealing games that Chartwell is renowned for.”

New games in Version 6.3 include:

Slots	•	Oktoberfest 5-reel multi-line payout slot with wild card symbol and bonus feature.
	•	New Space Invasion 3-reel slot with wild card symbol for multiplied payouts.
	•	New Pot O' Gold 3-reel slot with wild card symbol, progressive jackpots and bonus feature.
	•	Cash Grab 3-reel slot with wild card symbol.

Soft Games	•	Card Sharks, combination hi/lo poker hand game with optional progressive.
	•	Mad Matterhorn, hi/lo game with exciting let-it-ride style progressive game levels.

90 Ball Bingo	•	The traditional European Bingo with all of the fun and features of our original 75 Ball Bingo with the flexibility to be deployed in a community environment or as a stand-alone product.

Horse Race Lotto	•	An exciting lottery based game with a horse race theme and multiple betting strategies.
Common Draw Roulette	•	Single zero roulette with the added fun and excitement of multiple players betting on a common spin at pre-set spin intervals.

Chartwell’s product lines, including multi-player poker, mobile and kiosk-based gaming systems, also benefit from the deployment of Version 6.3. Enhanced back-end functionality allows for smoother integration and ease of play, allowing

Chartwell’s clients the ability to introduce the latest gaming platforms to their player bases, ensuring that Chartwell’s clients maintain the most up-to-date and innovative gaming systems available.

Chartwell invites you to preview and play our games at www.chartwelltechnology.com

About Chartwell

Chartwell Technology Inc. specializes in the development of leading edge gaming applications and entertainment content for the Internet and wireless platforms and other remote access devices. Chartwell’s Java and Flash based software products and games are designed for deployment in gaming, entertainment, advertising and promotional applications. Chartwell does not participate in the online gaming business of its clients. Chartwell’s team of highly trained professionals is committed to delivering the highest quality software and maintaining its leading edge through continuous development and unparalleled customer support.

For further information, please contact:

Don Gleason, CFO (877) 261-6619 (403) 261-6619 dgleason@chartwelltechnology.com	David Bajwa, Investor Relations (877) 669-4180 (604) 669-4180 info@chartwelltechnology.com

The TSX does not accept responsibility for the adequacy or accuracy of this release.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained herein which are not historical fact are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to, certain delays in testing and evaluation of products, regulation of the online gaming industry, and other risks detailed from time to time in Chartwell’s filings with the Securities & Exchange Commission. We assume no responsibility for the accuracy and completeness of these statements and are under no duty to update any of the forward-looking statements contained herein to conform these statements to actual results. This is not an offer to sell or a solicitation of an offer to purchase any securities.

kpmg

Consolidated Financial Statements of

CHARTWELL TECHNOLOGY INC.

Years ended October 31, 2004, 2003 and 2002.

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Chartwell Technology Inc. as at October 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended October 31, 2004. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at October 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended October 31, 2004 in accordance with Canadian generally accepted accounting principles.

(Signed)     KPMG LLP

Chartered Accountants

Calgary, Canada
December 21, 2004

CHARTWELL TECHNOLOGY INC.
Consolidated Balance Sheets

As at October 31
(stated in Canadian dollars)

	2004	2003

Assets
Current assets:
Cash	$5,995,863	$3,465,120
Short term investments	3,318,286	1,712,890
Accounts receivable	1,916,309	1,991,725
Deferred set-up expense	58,585	47,452
Prepaid expenses and deposits	230,632	148,699
Notes receivable	117,873	--
Future income tax asset (note 7)	115,000	110,000

Total current assets	11,752,548	7,475,886
Due from related parties (note 6)	178,961	190,512
Property and equipment (note 2)	431,824	338,969
Goodwill (note 4(c))	811,666	--
Deferred software development costs (note 3)	607,900	530,948
Deferred set-up expense	68,186	162,390
Notes receivable	180,573	--
Future income tax asset (note 7)	929,964	520,000

	$14,961,622	$9,218,705

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$708,900	$217,012
Current portion of obligations under capital lease	15,640	5,956
Deferred revenue	478,952	707,433

Total Current liabilities	1,203,492	930,401
Deferred revenue	615,748	980,502
Obligations under capital lease	20,793	3,031
Shareholders' equity:
Share capital (note 4)	16,502,188	14,809,723
Contributed surplus	102,572	--
Deficit	(3,483,171)	(7,504,952)
Total Shareholders equity	13,121,589	7,304,771

Commitments (note 9)
Subsequent event (note 12)

	$14,961,622	$9,218,705

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Signed "Darold H. Parken"                        , Director

Signed "Rod A. Ferguson"                        , Director

CHARTWELL TECHNOLOGY INC.
Consolidated Statements of Operations and Deficit

Years ended October 31
(stated in Canadian dollars)

	2004	2003	2002

Revenue:
Software license fees	$11,268,494	$6,300,335	$2,646,766
Software set-up fees	798,343	919,892	896,560
Interest and other	134,640	109,411	302,031

	12,201,477	7,329,638	3,845,357

Expenses
Software development and support	4,417,981	3,288,164	2,648,223
Sales, general and administrative	3,498,607	1,947,372	2,385,652
Amortization of deferred software
development costs	98,048	110,068	110,076
Stock-based compensation	102,572	--	--
Depreciation and amortization	244,251	137,310	108,008
Foreign currency loss (gain)	233,201	795,186	(85,795)

	8,594,660	6,278,100	5,166,164

Net income (loss) before income taxes	3,606,817	1,051,538	(1,320,807)

Income taxes:
Future income tax reduction (note 7)	(414,964)	(630,000)	--

Net income (loss)	4,021,781	1,681,538	(1,320,807)

Deficit, beginning of year	(7,504,952)	(9,186,490)	(7,865,683)

Deficit, end of year	$(3,483,171)	$(7,504,952)	$(9,186,490)

Net income (loss) per share:
Basic	$0.28	$0.12	$(0.10)
Diluted	0.24	0.12	(0.10)

See accompanying notes to consolidated financial statements.

CHARTWELL TECHNOLOGY INC.
Consolidated Statements of Cash Flows

Years ended October 31
(stated in Canadian dollars)

	2004	2003	2002

Cash provided by (used in):

Operations:
Net income (loss)	$4,021,781	$1,681,538	$(1,320,807)
Depreciation and amortization	244,251	137,310	108,008
Unrealized foreign exchange losses268,327	550,234	--
Amortization of deferred software
development costs	98,048	110,068	110,076
Stock-based compensation	102,572	--	--
Interest income capitalized	(11,413)	(27,947)	(11,570)
Issue of shares as finders fee	--	25,000	--
Future income tax reduction	(414,964)	(630,000)	--
Write-down of long-term securities	--	--	42,882
Gain on disposal of Property and Equipment	(9,213)	--	24,258
Contracts acquired on acquisition25,000	--	--

	4,324,389	1,846,203	(1,047,153)

Change in non-cash working capital:
Accounts receivable	(34,819)	(863,086)	(79,598)
Due from related parties	20,000	--	--
Deferred set-up expense	83,071	107,441	(94,741)
Prepaid expenses	(100,904)	(69,552)	720
Accounts payable and accrued liabilities	491,888	47,858	109,257
Deferred revenue	(593,235)	366,813	(107,363)

	(133,999)	(410,526)	(171,725)

	4,190,390	1,435,677	(1,218,878)

Financing:
Issue of shares for cash	855,799	152,500	121,088
Repayment of lease obligations	27,446	(6,841)	(10,286)

	883,245	145,659	110,802

Investing:
Sale (purchase) of short term investments	(1,605,396)	1,468,604	168,513
Purchase of property and equipment(604,404)	(207,905)	(97,248)
Deferred software development costs	(175,000)	(530,948)	--

	(2,384,800)	729,751	71,265

Effect of foreign exchange rate changes on cash	(158,092)	(550,234)	--

Increase (decrease) in cash	2,530,743	1,760,853	(1,036,811)
Cash, beginning of year	3,465,120	1,704,267	2,741,078

Cash, end of year	$5,995,863	$3,465,120	$1,704,267

Supplemental cash flow information:
Interest received	$123,228	$101,464	$290,462
Interest paid	(2,048)	(1,955)	(2,201)

See accompanying notes to consolidated financial statements.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements

Years ended October 31, 2004, 2003 and 2002
(stated in Canadian dollars)

Chartwell Technology Inc. (the “Company”) is incorporated under the Business Corporations Act (Alberta). The Company specializes in the development of games and entertainment content for Internet and Intranet deployment. The Company’s software products and games are designed for use in gaming, entertainment, advertising and promotional applications.

1.	Significant accounting policies:

(a)	Basis of presentation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Gateway Technology Inc. (“GTI”), a United States company, and Chartwell Games Corp. (“CGC”) (formerly Gaming Tech Corporation), a Belize company. GTI is a US incorporated company, which was acquired on November 1, 1998, and CGC was incorporated in Belize and commenced operations November 1, 1999. The accounting policies of the Company are in accordance with generally accepted accounting principles in Canada and Canadian dollars is the functional currency. Except for the information disclosed in note 11 there are no material differences between Canadian and United States generally accepted accounting principles in these consolidated financial statements.

(b)	Property and equipment:

Property and equipment are recorded at cost and amortization is provided for on a declining balance basis using the following rates:

Capital assets under lease	30%
Computer equipment	30%
Furniture and equipment	20%

(c)	Deferred software development costs:

Research costs are expensed as incurred. Costs related to the development of software are expensed as incurred unless such costs meet the criteria for deferral and amortization under Canadian generally accepted accounting principles. The criteria include identifiable costs attributable to a clearly defined product, the establishment of technical feasibility, identification of a market for the software, the Company’s intent to market the software, and the existence of adequate resources to complete the project. In the year ended October 31, 2004, the Company deferred $175,000 of software development costs which will be amortized over an estimated useful life of three years, commencing in the year when commercial sales of the products commence. Capitalized software development is evaluated in each reporting period to determine whether it continues to meet the criteria for continued deferral and amortization.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements

Years ended October 31, 2004, 2003 and 2002
(stated in Canadian dollars)

1.	Significant accounting policies (continued):

(d)	Foreign currency translation:

Accounts of foreign operations, all of which are considered financially and operationally integrated, are translated to Canadian dollars using average exchange rates for the year for revenue and expenses. Monetary assets and liabilities are translated at the year-end current exchange rate and non-monetary assets and liabilities are translated using historical rates of exchange. Gains or losses resulting from these translation adjustments are included in net income.

Transactions in foreign currencies are translated at rates in effect at the time of the transaction. Monetary assets and liabilities are translated at current rates. Gains and losses are included in income.

(e)	Revenue recognition:

The Company enters into contractual agreements with licensees that provide for the provision of graphics, web design and software implementation services, the licensing of software, and the provision of unspecified software upgrades over the fixed term of the contract. Revenue under such contractual arrangements is not recognized before there exists persuasive evidence that an arrangement exists, delivery has occurred, the fee is fixed and determinable, and the collectibility of outstanding amounts is considered probable. The Company considers persuasive evidence to exist when a formal contract or purchase order is signed. Delivery occurs over the term of the arrangement as described further below. The Company considers a fee to be fixed and determinable when it is for a measurable amount and receivable over a period not to exceed twelve months. Finally, the Company assesses collectibility relative to customer payment histories, credit checks, the nature of the customer and other relevant information. As the Company’s contractual arrangements provide for the delivery of multiple elements, the Company evaluates whether vendor–specific objective evidence (“VSOE”) exists to allow for the allocation of the arrangement fee between the undelivered elements and the delivered elements for revenue recognition purposes. To date, as the period provided for in contractual arrangements for the provision of unspecified upgrades is consistent with the license period, the Company has not been able to identify VSOE and allocate revenue between delivered and undelivered elements. Accordingly, set-up fees are recognized ratably over the term of the contract, commencing upon completed delivery of the implementation and integration services. License fees, which are contingent upon customer usage, are recognized on an accrual basis as earned over the life of the contract.

Direct and incremental costs incurred with respect to the set-up contractual arrangements have been deferred as deferred set-up expense and are recognized ratably over the term of the contract consistent with that for the related revenue recognition.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements

Years ended October 31, 2004, 2003 and 2002
(stated in Canadian dollars)

1.	Significant accounting policies (continued):

(f)	Per share amounts:

Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. Diluted per share amounts are calculated based on the treasury stock method, which assumes that any proceeds obtained on exercise of options would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

(g)	Income taxes:

The Company follows the liability method of accounting for income taxes, whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply when the asset is realized or the liability settled. A valuation allowance is recorded against future income tax assets if it is more likely than not that all or a portion of the assets will not be realized.

(h)	Stock-based compensation:

Effective November 1, 2002, the Company adopted the Canadian standards for accounting for stock-based compensation and other stock-based payments. The new recommendations require equity instruments awarded to employees and non-employees and the cost of the service received as consideration to be measured and recognized based on the fair value of the equity instruments issued. Compensation expense is recognized over the period of related employee service, usually the vesting period of the equity instrument awarded. In addition, the new standards require that equity instruments issued to non-employees be recorded at their fair value at the date they are earned. The new recommendations permit the measurement of compensation expense for stock options granted to employees and directors that are not direct awards of stock, stock appreciation rights or otherwise call for settlement in cash or other assets by an alternative method and to provide pro forma disclosure of the financial results using the fair value method.

The Company has elected to follow an alternative method of accounting for stock options awarded to employees and recognize no compensation expense when stock options are granted. On November 1, 2004, as a result of a change in accounting standards, the Company is no longer able to follow this alternate method and must recognize the fair value of options issued to employees as an expense over the period of the related employee service. The Company has elected to adopt this new policy retroactively without restatement of prior periods. As a result, $430,563, representing the estimated value of stock options issued to employees in 2003 and 2004, will be charged to deficit and credited to contributed surplus on November 1, 2004.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements

Years ended October 31, 2004, 2003 and 2002
(stated in Canadian dollars)

1.	Significant accounting policies (continued):

(i)	Use of estimates:

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Areas of significant estimate include the recoverability of deferred software development costs, amortization periods for property and equipment, provision for doubtful accounts, the realization of future tax assets, deferred set-up fee expenses, and stock-based compensation. Actual results could differ from management’s best estimates and underlying assumptions as additional information becomes available in the future.

(j)	Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the synergies of the business combination. Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying value amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the statement of operations before extraordinary items and discontinued operations.

(k)	Comparative figures:

Certain comparative figures have been reclassified to conform with the current year financial statement presentation.

(l)	Cash and short term investments:

Cash consists of bank deposits. Short-term investments consist of maturities of three months or less and are recorded at cost which does not differ materially from fair value.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements

Years ended October 31, 2004, 2003 and 2002
(stated in Canadian dollars)

2.	Property and equipment:

2004	Cost	Accumulated amortization	Net book value

Property and equipment under lease	$90,152	$52,279	$37,873
Computer equipment	732,740	514,523	218,217
Furniture and equipment	264,627	88,893	175,734

	$1,087,519	$655,695	$431,824

2003	Cost	Accumulated amortization	Net book value

Property and equipment under	$47,005	$36,047	$10,958
Computer equipment	730,773	447,361	283,412
Furniture and equipment	89,558	44,959	44,599

	$867,336	$528,367	$338,969

3.	Deferred software development costs:

	2004	2003

Software development costs	$1,230,097	$1,055,097
Less: accumulated amortization	(622,197)	(524,149)

Net book value	$607,900	$530,948

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements

Years ended October 31, 2004, 2003 and 2002
(stated in Canadian dollars)

4.	Share capital:

(a)	Authorized:

100,000,000 common shares without par value

(b)	Issued:

	Number of shares	Amount

Balance, October 31, 2001	15,628,501	$14,511,135
Issued for cash on exercise of stock options	189,200	121,088

Balance, October 31, 2002	15,817,701	14,632,223
Issued for cash on exercise of stock options	145,000	152,500
Issued as finders fee	25,000	25,000

Balance, October 31, 2003	15,987,701	14,809,723
Issued for cash on exercise of stock options	701,932	855,799
Release of shares from escrow	--	836,666
Shares cancelled from escrow and returned to treasury	(666,667)	--

Balance, October 31, 2004	16,022,966	$16,502,188

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements

Years ended October 31, 2004, 2003 and 2002
(stated in Canadian dollars)

4.	Share capital (continued):

(c)	Release of escrowed shares and goodwill:

On November 1, 1998, the Company acquired all of the issued and outstanding shares of Gateway Technology Inc. (“GTI”) for consideration of 1,000,000 common shares. Under the terms of the Purchase Agreement, the shares were placed in escrow and were releasable from time to time as one escrowed share for each $1.00 of cash flow generated by GTI subsequent to its acquisition by the Company. Shares remaining in escrow at October 31, 2003 were to be returned to the Company and cancelled. The escrowed shares were considered contingent consideration and valued at $nil in the financial statements at November 1, 1998.

At October 31, 2003 application was made to the TSX Venture Exchange for the release of 333,333 shares in accordance with the terms of the escrow agreement. On February 12, 2004 the Exchange provided approval for the release of the shares and on April 27, 2004 the shares were released from escrow. The release of the shares have been accounted for as an additional cost of the purchase of GTI, equal to the fair value of the shares on February 12, 2004 of $836,666. The remaining 666,667 shares were cancelled and returned to treasury.

The additional consideration of $836,666 has been assigned to license contracts acquired, in the amount of $25,000 and the remaining $811,666 to goodwill. The contracts expired in 2001 and the assigned consideration of $25,000 was written off as a current period expense.

On August 18, 2004 application was made to the Alberta Securities Commission for the release of 955,400 shares held in escrow on behalf of the principles of the Company and others, subject to the direction and determination of the regulatory authorities in the Province of Alberta. On October 5, 2004 consent was given by the Alberta Securities Commission to the release of all shares held pursuant to that agreement

375,000 shares remain in escrow on behalf of the principals of the Company and are subject to the direction and determination of the securities regulatory authorities in the Province of British Columbia.

(d)	Stock option plan:

The Company has a stock option plan for its directors, officers, employees and key consultants whereby an amount of options to acquire a maximum of 3,264,000 shares may be granted subject to certain terms and conditions. Stock option vesting privileges are at the discretion of the Board. The exercise price for stock options granted is no less than the quoted market price on grant date.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements

Years ended October 31, 2004, 2003 and 2002
(stated in Canadian dollars)

4.	Share capital (continued):

(e)	Continuity of options issued under the plan:

A summary of the status of the plan as of October 31, 2004, 2003 and 2002 and the changes during the years is presented below:

	October 31, 2004		October 31, 2003		October 31, 2002

	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price

Outstanding, beginning
of year	2,616,100	$1.19	2,388,866	$1.21	2,011,566	$1.15
Granted	600,000	$2.45	503,900	1.08	426,400	1.54
Exercised	(701,932)	$1.22	(145,000)	1.05	--	--
Forfeited	(158,334)	$1.31	(131,666)	1.38	(49,100)	1.80

Outstanding, end of
year	2,355,834	$1.49	2,616,100	$1.19	2,388,866	$1.21

(f)	Summary of the balances of options issued under the plan:

	Options Outstanding			Options Exercisable

Range of exercise prices	Number	Weighted average reamining contractual life (years)	Weighted average exercise price	Number	Weighted average exercise price

$ 1.00-1.50	1,530,067	1.7	$1.06	1,230,975	$1.07
1.51-2.00	250,767	2.2	1.72	173,596	1.77
2.01-2.50	175,000	3.6	2.35	50,000	2.09
2.51-3.00	400,000	4.3	2.63	37,500	2.58

$ 1.00-3.00	2,355,834	2.3	$1.49	1,492,071	$1.22

The weighted average grant date fair value of stock options granted during 2004 was $1.55.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements

Years ended October 31, 2004, 2003 and 2002
(stated in Canadian dollars)

4.	Share capital (continued):

(g)	Per share amounts:

The weighted average number of shares outstanding for the year was 14,249,151 (2003 –13,504,890; 2002 – 13,485,109). Diluted shares of 16,709,931 for 2004 reflect the dilutive effect of the exercise of the options outstanding. Diluted loss per share was not disclosed separately in 2002 as the exercise of options outstanding would have had an anti-dilutive effect on net loss per share. Contingently returnable and issuable shares held in escrow have been excluded from the calculations.

5.	Stock-based compensation:

The Company has calculated the fair value of stock options granted in 2004 to employees, directors, and officers using the Black Scholes option pricing model, assuming a dividend yield of 0%, a risk-free interest rate of 4%, weighted average expected volatility of 67%, and an expected option life of 5 years. Had compensation expense been determined based on the fair value of the 2004 employee stock option awards at the grant dates, the Company’s net income and loss per share for 2004 would have been changed to the following pro forma amounts:

2004	As reported	Pro forma

Net income	$4,021,781	$3,671,031

Net income per share:
Basic	$0.28	$0.26
Diluted	$0.24	$0.22

2003	As reported	Pro forma

Net income	$1,681,538	$1,601,725

Net income per share:
Basic	$0.12	$0.12
Diluted	$0.12	$0.12

Of the 600,000 stock options granted in 2004, 125,000 were issued to consultants. The estimated fair value of those options of $102,572 has been charged to operations.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements

Years ended October 31, 2004, 2003 and 2002
(stated in Canadian dollars)

6.	Related party transactions:

For the year ended October 31, 2004, the Company incurred legal fees of $60,000 (2003 — $60,000; 2002 — $60,000) and consulting fees of $165,000 (2003 — $165,000; 2002 — $162,000) to certain directors of the Company in the normal course of business. These transactions were measured at the exchange amount and recorded in general and administrative expenses.

Amounts due from related parties of $178,961 (2003 — $190,512) consist of amounts due from certain Company officers, directors and employees. Of these amounts, $29,907 is non-interest bearing, unsecured and with no set terms of repayment. The remaining $149,054 bears 6% interest, is secured by 189,200 common shares of the Company and has no set terms of repayment.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements

Years ended October 31, 2004, 2003 and 2002
(stated in Canadian dollars)

7.	Income taxes:

Income tax recovery differs from the amount that would be computed by applying the basic combined Canadian federal and provincial statutory income tax rate to the net income (loss) for the year. The reasons for the differences are as follows:

	2004	2003	2002

Net income (loss) before income taxes	$3,606,817	$1,051,538	$(1,320,807)

Combined Canadian federal and provincial
statutory rate	34.4%	37.2%	39.7%
Computed provision (recovery)	$1,240,746	$391,173	$(524,360)
Non-tax-based amortization	—	40,945	43,653
Difference in foreign tax rates, net of
foreign property accrual income	(218,301)	8,743	35,596
(Realization) benefit of future tax assets
not recognized	(444,602)	(451,767)	436,825
Stock-based compensation	35,284	—	—
Non deductible expenses	16,873	10,906	8,287
Reduction of valuation allowance	(1,044,964)	(630,000)	—

Actual recovery	$(414,964)	$(630,000)	$—

The adjustment in respect of differences in foreign tax rates includes amounts arising from the differences in taxable income in the various jurisdictions in which the Company operates.

The components of the Company’s net future income tax asset at October 31, 2004 and 2003 are as follows:

2004	Canada	United States	Total

Non-capital/net operating losses	$—	$19,393	$19,393
Property and equipment	114,097	—	114,097
Share issue costs	297	—	297
Resource deductions	75,785	—	75,785
Deferred development costs	658,860	—	658,860
Deferred revenue	238,545	—	238,545
Deferred set-up expense	(42,620)	—	(42,620)

	1,044,964	19,393	1,064,357
Less: valuation allowance	—	(19,393)	(19,393)

	$1,044,964	$—	$1,044,964

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements

Years ended October 31, 2004, 2003 and 2002
(stated in Canadian dollars)

7.	Income taxes (continued):

2003	Canada	United States	Total

Non-capital/net operating losses	$64,930	$20,995	$85,925
Property and equipment	81,337	—	81,337
Share issue costs	57,140	—	57,140
Resource deductions	78,039	—	78,039
Deferred development costs	1,284,846	—	1,284,846
Deferred revenue	465,508	—	465,508
Deferred set-up expense	(72,647)	—	(72,647)

	1,959,153	20,995	1,980,148
Less: valuation allowance	(1,329,153)	(20,995)	(1,350,148)

	$630,000	$—	$630,000

At October 31, 2004, the Company has non-capital loss carry-forwards for Canadian income tax purposes of $nil (2003 – $187,550) available for deduction against future years’ taxable income. In addition, the Company has net operating losses carry-forward for United States income tax purposes of approximately $57,038 (2003 – $61,750) available for deduction against future year’s taxable income. These losses expire between 2018 and 2019.

8.	Financial instruments:

The Company’s financial instruments consist of cash, short term investments, accounts receivable, amounts due from related parties, accounts payable and accrued liabilities and capital lease obligations. The fair value of these financial instruments approximate their carrying values. It is management’s opinion that the Company is not exposed to significant interest and or credit risk. The Company’s credit risk lies in its accounts receivable where the balance is due from a small number of customers. The Company’s short term investments consist of investments in low risk, fixed interest, corporate and government bonds. A substantial portion of the Company’s revenue is exposed to currency fluctuations.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements

Years ended October 31, 2004, 2003 and 2002
(stated in Canadian dollars)

9.	Commitments:

Leases:

Future minimum annual payments under operating and capital leases are as follows:

2005	$394,216
2006	$406,878
2007	$323,593
2008	$316,520
2009	$299,840
Thereafter	$ 24,708

10.	Segmented information:

The Company has aggregated its Canadian and Belize operating segments into one reporting segment as management has determined that the nature of the operations in each segment meets the aggregation criteria specified by Canadian accounting standards. The Company’s software set-up and license fees are from domestic and foreign entities and originate from the following countries of operation:

2004	Canada	Belize	Total

Software set-up fees	$--	$798,343	$798,343
Software license fees	$204,154	$11,064,340	$11,268,494
Total assets	$7,186,451	$7,775,171	$14,961,622

2003	Canada	Belize	Total

Software set-up fees	$--	$919,892	$919,892
Software license fees	$227,538	$6,072,797	$6,300,335
Total assets	$7,731,868	$1,486,837	$9,218,705

2002	Canada	Belize	Total

Software set-up fees	$51,832	$844,728	$896,560
Software license fees	$231,071	$2,415,695	$2,646,766
Total assets	$4,660,842	$2,290,995	$6,951,837

During the year ended October 31, 2004, four licensees (2003 – four; 2002 – three), each of which provided more than 10% of the Company’s total sales revenue, accounted for 79.4% (2003 – 72.6%; 2002 – 68.5%) of the Company’s 2004 total sale revenue.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements

Years ended October 31, 2004, 2003 and 2002
(stated in Canadian dollars)

11.	Differences in generally accepted accounting principles between Canada and the United States:

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Any differences in United States generally accepted accounting principles (“U.S. GAAP”) as they pertain to the Company’s financial statements are not material except as follows:

(a)	Reconciliation of Canadian GAAP to U.S. GAAP net income (loss):

The effect on the net income (loss) for each of the years in the three year period ended October 31, 2004 of the differences between Canadian GAAP and U.S. GAAP is summarized as follows:

	Years ended October 31,
	2004	2003	2002

Net income (loss) for the year as reported
in accordance with Canadian GAAP	$4,021,781	$1,681,538	$(1,320,807)
Compensation (expense) reduction - repricing
of stock options	(2,474,811)	(228,900)	95,820
Compensation expense - escrowed shares	(289,862)	—	—
Software development costs	(175,000)	(530,948)	—
Amortization of software development costs	98,049	—	—
Stock based compensation expense:
APB 25	—	—	(7,981)
FAS 123	—	—	(105,119)

Net income (loss) - U.S. GAAP	1,180,157	921,690	(1,338,087)
Deficit, beginning of year - U.S. GAAP	(9,449,247)	(10,370,937)	(9,032,850)

Deficit, end of year - U.S. GAAP	$(8,269,090)	$(9,449,247)	$(10,370,937)

Net income (loss) per share:
Basic	$0.08	$0.07	$(0.10)
Diluted	$0.07	$0.07	$(0.10)

For U.S. GAAP purposes, the amounts of interest income would not be included in the subtotal of revenue.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements

Years ended October 31, 2004, 2003 and 2002
(stated in Canadian dollars)

11.	Differences in generally accepted accounting principles between Canada and the United States (continued):

(a)	Reconciliation of Canadian GAAP to U.S. GAAP net income (loss) (continued):

The components of comprehensive income are as follows:

	2004	2003	2002

Net income (loss) - U.S. GAAP	$1,180,157	$921,690	$(1,338,087)
Other comprehensive (loss) income:
Change in fair value of available
for sale securities	59,166	(1,365)	(85,426)

Comprehensive income (loss)	$1,239,323	$920,325	$(1,423,513)

Balance sheet items which vary in conformity with U.S. GAAP and SEC requirements:

	2004	2003

Assets:
Deferred software development costs	$—	$—

Shareholders' equity:
Accumulated other comprehensive income	$—	$(59,166)
Deficit	(8,269,090)	(9,449,247)

	$(8,269,090)	$(9,508,413)

There are no variations between the carrying values of liabilities and those amounts measured using U.S. GAAP.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements

Years ended October 31, 2004, 2003 and 2002
(stated in Canadian dollars)

11.	Differences in generally accepted accounting principles between Canada and the United States (continued):

(b)	Stock based compensation:

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, in accounting for its stock options issued to employees, directors and officers of the Company for purposes of reconciliation to U.S. GAAP. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, “Accounting for Stock-Based Compensation”, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above and has adopted the disclosure requirements of SFAS No. 123. Stock options issued to consultants and other third parties are accounted for at their fair values in accordance with SFAS No. 123 which is consistent to the policy applied for Canadian GAAP purposes since November 1, 2002. During 2004, there were 125,000 options granted to consultants or other third parties (2003 – nil; 2001 – 100,000). There was $102,572 (2003 — $nil; 2002 –$105,119) charged to income for those options in 2004.

All options granted to date have been fixed and granted to employees, directors and officers of the Company. The Company has calculated the fair value of stock options granted using the Black Scholes option pricing model with the following weighted-average assumptions:

	2004	2003	2002

Risk free interest rate	4%	4%	5%
Expected Volatility	67%	99%	72%
Expected option life (in years)	5	5	5
Dividend yield	0%	0%	0%

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements

Years ended October 31, 2004, 2003 and 2002
(stated in Canadian dollars)

11.	Differences in generally accepted accounting principles between Canada and the United States (continued):

(b)	Stock based compensation (continued):

Had the Company determined employee compensation costs based on the fair value at the date of grant for its stock options under SFAS 123, net earnings in accordance with US GAAP would have been as reported in the following table. The Company has not recognized in income any amount under SFAS 123 for stock-based employee compensation expense. These pro forma earnings reflect compensation cost amortized over the vesting periods of the options.

	Years ended October 31,
	2004	2003	2002

Net income (loss) - U.S. GAAP:
As reported	$1,180,157	$921,690	$(1,338,087)
Pro forma	3,181,738	799,014	(1,703,077)

Net income (loss) per share:
As reported - basic	$.08	$0.07	$(0.10)
- diluted	$.07	$0.07	$(0.10)
Pro forma - basic	$.22	$0.06	$(0.13)
- diluted	$.19	$0.06	$(0.13)

(c)	Escrowed shares:

In accordance with securities regulations 1,330,400 common shares with respect to prior public offerings were placed in escrow with an escrow agent pursuant to escrow agreements. Under the terms of the agreements the shares were to be released upon application by the Company and at the discretion of securities regulators.

On October 5, 2004, 955,400 common Shares were released from escrow and compensation, of which 252,700 were released to an officer and to a director of the Company. Compensation expense of $289,862 was recorded for the fair value of the shares issued to the officer and director.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements

Years ended October 31, 2004, 2003 and 2002
(stated in Canadian dollars)

11.	Differences in generally accepted accounting principles between Canada and the United States (continued):

(d)	Additional disclosures under U.S. GAAP:

(i)	The Company follows SFAS 130 regarding comprehensive income for purposes of reconciliation to U.S. GAAP. Under U.S. GAAP, items defined as, other comprehensive income are separately classified in the financial statements and the accumulated balance of other comprehensive income (loss) is reported separately in shareholders’ equity on the balance sheet. For the three years ended October 31, 2004 there are no items classified as other comprehensive income, with the exception of a change in the fair value of available for sale securities of $59,166for the year ended October 31, 2004 (2003 – $(1,365); 2002 — $57,801).

(ii)	The 375,000 common shares held in escrow for the year ended October 31, 2004 (2003 – 1,663,733 and 2002 – 2,330,400) have not been included in the calculation of basic or diluted earnings per share as they are contingently releasable and as doing so would be anti-dilutive. This is the same treatment as under Canadian GAAP.

(iii)	In 2001, 1,330,800 stock options were repriced. In accordance with the intrinsic value method of accounting for stock options, an expense of $702,660 was recognized in the year of repricing. In fiscal 2004 and 2003 these stock options have been accounted for using variable price accounting, resulting in an expense of $2,474,811 in 2004 and an expense of $228,900 in 2003. An expense recapture of $95,820 was realized in 2002. At October 31, 2004, 680,600 (2003 – 1,089,000) of those options, with exercise prices ranging between $1.06 and $1.17 per share, remained unexercised, and expire between January, 2005 and November, 2005.

(iv)	Under U.S. GAAP, deferred software development costs are accounted for under SFAS 86, Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed, which requires the expensing of all amounts incurred to the date of technical feasibility. Under Canadian GAAP, these amounts have been capitalized as they meet all of the required criteria.

12.	Subsequent event:

On December 7, 2004 the Company closed a private placement consisting of 2,365,592 common shares which were sold at a price of $4.65 per share for net proceeds of $10,340,002 before underwriter expenses and related Company legal expenses. The underwriters were granted 141,936 compensation options exercisable at an exercise price of $5.10 per common share for a period of 18 months from the date of the closing of the private placement. All of the securities sold pursuant to the private placement are subject to a four month hold period. Net proceeds of financing will be used for general corporate purposes.